[ SEMTECH CORPORATION LOGO ]

Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

January 26, 2012

By EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Semtech Corporation
Form 10-K for the Fiscal Year Ended January 30, 2011 Filed March 31, 2011
Form 10-Q for the Quarter Ended October 30, 2011 Filed December 9, 2011
Form 8-K dated March 9, 2011 Filed on March 9, 2011
Form 8-K dated November 30, 2011 Filed on November 30, 2011

File No. 001-06395

Dear Mr. Vaughn:

On behalf of Semtech Corporation (the “Company”), I submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 28, 2011, relating to the Company’s above referenced filings. The Company’s responses to the Comments are set forth below. For the convenience of the Staff, we have restated in italics each Comment in the order provided followed by the Company’s response.

Form 10-K for the Fiscal Year Ended January 30, 2011

Item 1. Business, page 2

– Manufacturing Capabilities, page 7

1.	We note your disclosures on page 8 that you have consigned certain equipment to a foundry in China and that “the provision of these assets to the wafer foundry is factored into our pricing arrangement with the foundry.” With a view toward enhanced disclosure in future filings, please clarify how the provision of the assets has impacted your pricing arrangement. For example, clarify whether you receive a reduction in prices for each wafer or if you receive a set discount in each period. Describe how, if at all, these agreements may impact your margin trends.

The Company advises the Staff that in all applicable future filings, it will clarify how the provision of the assets has impacted our pricing arrangements and describe the extent to which these arrangements may impact our margin trends.

Mr. Kevin L. Vaughn

January 26, 2012

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.	We note you attribute some of the changes in your net sales and expenses to the impact from the acquisition of SMI. Please revise future filings to quantify the effects of material items impacting your results of operations, including acquisitions.

The Company acknowledges the Staff’s comments and in all applicable future filings, it will quantify the effects of material items impacting results of operations, to the extent it is able to accurately and discretely quantify the impact.

With respect to the impact of acquisitions on the Company’s operating results, in all applicable future filings, the Company will provide a quantitative measure of the impact of any material acquisition on our results of operations in the period in which the acquisition occurs. The Company will also provide quantitative discussion in any subsequent period, to the extent that it is able to accurately and discretely quantify the impact of any such acquisition on its operating results. Over time, as such acquisitions become more fully integrated into the Company’s operations, it often becomes increasingly difficult to provide meaningful quantitative information regarding the impact that the acquired business has on consolidated operating results. In such cases, the Company will exclude any quantitative discussion regarding the impact of any acquisition on its operations to the extent that it is impracticable to do so.

With respect to the SMI acquisition, the Company notes that soon after its acquisition of SMI, the Company began to take steps to integrate the business processes, systems and operations of the acquired Company. By the end of Fiscal Year 2011, SMI was fully integrated into the Company’s normal operations, resulting in loss of visibility to provide meaningful quantitative information regarding the impact that the acquired business had on operating results. Accordingly, the Company excluded quantitative discussion regarding the impact of the SMI acquisition on operations as it was impracticable to do so.

In addition, the Company operates exclusively in one business: the semiconductor industry, and primarily within the analog and mixed-signal sector. SMI’s product lines share similar characteristics with the Company’s products, including shared business models, overlapping markets and shared intellectual property. As such, SMI’s business was subsumed into the Company’s business which added to the difficulty in isolating and accurately quantifying the impact of the legacy SMI business to the Company’s consolidated financial results.

Critical Accounting Policies and Estimates, page 30

– Contingencies and Litigation, page 32

3.	Please revise future filings to provide additional information regarding your estimates for liabilities for claims against you. In this regard, you state that amounts accrued are based on reviews by outside counsel, in-house counsel and management. Describe the information considered by these parties in determining amounts to accrue. Also, explain why the estimates bear the risk of change.

The Company advises the Staff that in all applicable future filings, it will describe the information considered by outside counsel, in-house counsel and management in determining estimates for liability accruals. Additionally, it will describe how the Company’s estimates change as information is updated and evolves from early stages of a claim to the point in time when it becomes reasonably possible that a claim may be settled or have an unfavorable outcome.

Mr. Kevin L. Vaughn

January 26, 2012

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Note 6. Property, Plant and Equipment, page 48

4.	We note your disclosure on page 8 that you have consigned certain equipment to a foundry in China. If material, please revise future filings to disclose the amount of equipment that is at the supplier location.

The Company advises the Staff that in all applicable future filings, it will disclose (if material) the amount and location of equipment that is consigned to suppliers.

Note 12. Commitments and Contingencies, page 61

– Environmental Matters, page 62

5.	We note that you have accrued $243,000 relating to certain testing costs for the environmental matters discussed here. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to 450-20-50 of the FASB Accounting Standards Codification.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

The Company acknowledges the Staff’s comments and confirms that although there is a reasonable possibility that a loss exceeding amounts already recognized exists, at this point in time, such estimate cannot be made. All requirements mandated by the Regional Water Quality Control Board (“Water Board”), including site assessments and surveys, have been completed. While the Company is required to perform semi-annual ground water monitoring and submit results to the Water Board, the cost associated with this activity is not material.

Based upon a review of all available information, including historical orders issued by the Water Board with regards to this matter, the Company believes that any potential future liabilities associated with this property will be immaterial.

The Company advises the Staff that in determining whether an estimate of reasonably possible additional loss or range of loss can be made, the Company, on a quarterly basis, consults with outside professionals, including legal counsel and environmental consultants, to assess any new developments. Management then meets internally to evaluate all of the Company’s findings related to this matter. During the meetings, management discusses all relevant facts and circumstances, including, but not limited to, (i) nature and status of any new developments; (ii) review of semi-annual ground water monitoring report prepared by environmental consultants; (iii) the opinions of legal counsel and environmental consultants; (iv) the Company’s experience or experience of other entities in similar matters; (v) assessment of other parties involved in the

Mr. Kevin L. Vaughn

January 26, 2012

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case; (vi) the monitoring of the Water Board’s activity or inactivity with this case; and/or (vii) future orders mandated by the Water Board, if any. At these meetings, management concludes whether accruals are required because a potential loss is determined to be probable and the amount of loss can be reasonably estimated; whether an estimate of the possible loss or range of loss can be made for the matter in which a potential loss is not probable, but reasonably possible; or whether a reasonable estimate cannot be made for this matter.

Based on the procedures outlined above, no estimate is possible until further assessment and investigation has been conducted and/or issues are resolved by the Water Board. Due to the uncertainties associated with environmental assessments, the Company is not currently in a position to state when we expect to be able to provide a reasonable estimate of the range of potential loss. However, as the case progresses, the Company will continue to reassess, as described above, whether it is able to estimate the reasonably possible range of loss.

In future filings, the Company will continue to update contingency disclosures and will include a description of the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

Proposed disclosure for the Company’s Form 10-K for the fiscal year ended January 29, 2012:

The Company has used an environmental firm, specializing in hydrogeology, to perform monitoring of the groundwater at the Company’s former facility in Newbury Park, California that was leased for approximately forty years. The Company vacated the building in May 2002. Certain contaminants have been found in the local groundwater and site soils. Groundwater monitoring results to date over a number of years indicate that groundwater contaminants are, in full or in material part, from adjacent facilities. Responsibility for soil contamination remains under investigation. The location of key soil contamination is concentrated in an area of an underground storage tank that the Company believes to have been installed and used in the early 1960s by a former tenant at the site who preceded the Company’s tenancy. There are no claims pending with respect to environmental matters at the Newbury Park site. However, the applicable regulatory agency having authority over the site issued joint instructions in November 2008, ordering the Company and the current owner of the site to perform additional assessments and surveys, and to create ongoing groundwater monitoring plans before any final regulatory action for “no further action” may be approved. In September 2009, the regulatory agency issued supplemental instructions to the Company and the current site owner regarding previously ordered site assessments, surveys and groundwater monitoring. The costs to perform all site work directed by the regulatory agency to date are not anticipated to be material. The Company and the site owner have agreed on an equitable cost sharing arrangement for current site work.

The Company has accrued liabilities where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. At January 29, 2012, accrued liabilities include approximately $x of fees payable in connection with pending testing and monitoring activities at this site. While it is reasonably possible that losses exceeding the amounts already accrued may be incurred, because of the uncertainties associated with environmental assessment and the remediation activities, the Company has concluded that it is unable to reasonably estimate a range of potential expenses, if any, of future site clean-up costs that may be directed by the regulatory agency following the current site assessments and surveys, however, any such potential expenses are not expected to be material to the Company’s financial statements, as a whole.

Mr. Kevin L. Vaughn

January 26, 2012

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– Product Warranties, page 63

6.	We note your disclosure here regarding the reversal of warranty accruals in the fourth quarter of fiscal year 2011. Please explain to us in greater detail how you originally evaluated the fair value of the warranty accrual in connection with the acquisition of SMI, including how you assessed the reasonableness of the assumptions regarding anticipated field failures. Please also provide additional details regarding the “lower than anticipated field failures.” Provide a general timeline of when you determined the field failures were lower than anticipated and that the warranty accrual may need to be adjusted. Explain in greater detail why you concluded that the adjustment should be recorded as an offset to cost of sales rather than as an adjustment to the original purchase accounting.

The Company advises the Staff that it evaluated the fair value of the warranty accrual in connection with the acquisition of SMI using information available at the time of the valuation. The valuation process involved calculating the number of parts known to be at risk of failure as a result of a manufacturing flaw (supported by a recall notification that was issued to all affected customers by SMI prior to the acquisition) and an assessment of the warranty claim history for this specific part (over 40% as of the valuation date). Based on this review the Company concluded that sufficient information was available to determine the fair value of the warranty accrual.

Despite the issuance of a recall notice, some customers did not take advantage of the recall since the parts had already been deployed. These customers chose to wait until there was a field failure of the product before returning the part. Despite the known manufacturing flaw, these parts continued to function in the field and so customers did not return the parts, which resulted in the Company’s reference to the “lower than anticipated field failures” as discussed further below.

The Company evaluated historical returns in order to determine reasonableness of the warranty accrual. Based on the number of actual warranty claims filed during Fiscal Year 2009 and Fiscal Year 2010 (prior to the acquisition of SMI), the Company concluded that the amount of reserve was reasonable at the time of acquisition. During the first quarter of Fiscal Year 2011, the Company began to see a significant decrease in the number of warranty claims being processed. The Company actively monitored the number of returns during the first, second and third quarters of Fiscal Year 2011 and noted a continuing decline in activity. By the fourth quarter of Fiscal Year 2011, the Company concluded that there were no active or pending warranty claims and determined that the warranty accrual was no longer reflective of potential warranty exposure. This was contrary to the Company’s assumptions when the acquisition’s measurement period ended.

The Company concluded that the adjustment should be recorded as an offset to cost of sales rather than as an adjustment to the original acquisition accounting since the adjustment was based on a change in estimate and not an error.

Note 14. Geographic Information and Concentrations of Risk, page 64

7.	We note your disclosures on page 5 whereby you refer to four “main product lines” – Protection, Advanced Communications and Sensing, Power Management and Microwave and High-Reliability. Please revise future filings to provide the disclosures required by FASB ASC 280-10-50-40 for your products or otherwise explain to us why you do not believe such disclosures are required.

The Company advises the Staff that in all applicable future filings, it will include a summary of net revenue for each of its “main product lines”.

Mr. Kevin L. Vaughn

January 26, 2012

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Form 10-Q for the Quarter Ended October 30, 2011

Note 7. Fair Value, page 12

8.	We note your disclosures here regarding the change in classification of the Agency securities and Corporate issues from Level 1 inputs to Level 2 inputs. However, we note that you continue to report the comparable January 30 amounts as based on Level 1 fair value inputs. Please clarify for us why you believe the continued presentation of the January 30 amounts as Level 1 is appropriate in light of the disclosures in this footnote.

In the Company’s Form 10-K for the year ended January 30, 2011 these investments were reported as being measured based on Level 1 inputs. During the interim periods following this filing, the Company observed recent developments that resulted in it proactively revisiting the interpretation of the type of assets that should be reported as being measured using Level 1 inputs. After the filing of the Company’s Form 10-Q for the period ended May 1, 2011, the Company concluded that while these investments had characteristics of both Level 1 and Level 2 inputs, based on developing interpretations, these investments should be reported as being measured using Level 2 inputs. To clarify, the Company notes that its investments in agency securities and corporate issues have a lower degree of valuation uncertainty as the securities are publicly traded in liquid markets.

Beginning with the Company’s filing of Form 10-Q for the period ended July 31, 2011, these investments were reported as being measured using Level 2 inputs. This disclosure also reflected the reclassification of the January 30, 2011 balances as being measured based on Level 2 inputs rather than Level 1 as reflected on the Company’s Form 10-K filing for the year ended January 30, 2011. Using Level 2 inputs did not change the recorded fair values reflected in securities measured on January 30, 2011 and thus had no effect on the Company’s previously reported financial position, results from operations, or cash flows.

For the Company’s Form 10-Q filing for the period ended October 30, 2011, these investments were again reported as being measured using Level 2 inputs. This disclosure also reflected the reclassification of the January 30, 2011 balances as being measured based on Level 2 inputs rather than Level 1 as reflected on the Company’s Form 10-K filing for the year ended January 30, 2011. There was no change in the value of the assets measured on January 30, 2011.

The Company advises the Staff that in its upcoming Form 10-K filing, it will include an enhanced disclosure that clearly states that the January 30, 2011 balances have been measured using Level 2 inputs and not Level 1 inputs as originally reported.

Form 8-K dated March 9, 2011

Exhibit 99.1

9.

We note your disclosures here regarding your non-GAAP measures. You state that you present the non-GAAP measures “to facilitate the complete understanding of comparable financial performance between periods.” In regards to your non-GAAP gross profit, we note that you include adjustments to eliminate stock-based compensation expense (noncash) and fair value adjustments relating to acquired inventory. We further note from your disclosure in Note 12 on page 63 of the Form 10-K that you recorded a $1.3 million reversal of your warranty accrual in the fourth quarter of fiscal 2011. We note that this reversal had a net positive impact on your gross profit margin. Although this appears to be a one-time item similar to the fair value adjustments relating to acquired inventory, we note that you did not include an adjustment for this item in your non-GAAP gross profit. It is not clear to us how the measure that excludes non-cash stock

Mr. Kevin L. Vaughn

January 26, 2012

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based compensation expense and fair value adjustments relating to acquired inventory but includes the warranty accrual adjustment meets the stated objective of facilitating the complete understanding of comparable financial performance between periods. In order to provide us with a greater understanding of your use of the non-GAAP gross profit measure, please explain to us what consideration you gave to adjusting for this item and discuss why you ultimately concluded not to include an adjustment for this item.

The Company advises the Staff that the exclusion of an adjustment for the reversal of the Company’s warranty accrual from the Company’s non-GAAP gross profit was an inadvertent omission.

For clarification, as discussed in Note 12 on page 63 of Form 10-K for the year ended January 30, 2011 filed on March 31, 2011, the Company reduced its warranty accrual by $1M during the fourth quarter of Fiscal Year 2011. The $1.3M referenced above in your comment is a reduction in warranty accrual for the full year of Fiscal Year 2011. The Company notes that this is a non-recurring item that will not have an impact on future filings.

The Company believes that the omission of the warranty accrual reversal to its non-GAAP measures is not material to the fourth quarter and full year of Fiscal Year 2011 and that it does not make its non-GAAP presentation misleading. The impact of this inadvertent omission is a reduction of non-GAAP EPS from $0.47 to $0.46 per fully diluted share. In its Form 8-K filed on December 1, 2010, the Company advised that it was forecasting non-GAAP EPS for the fourth quarter of Fiscal Year 2011 to be between $0.39 and $0.43 per fully diluted share. Based on this assessment the Company has concluded that the impact of reversing the accrual would not have affected the Company’s achievement of consensus of estimates and investor expectations. Further, the Company believes that a reasonable investor’s valuation of the Company and judgment about the Company’s earnings potential would not have been changed or influenced by including the reversal of warranty accrual and that the non-GAAP measures presented in the Form 8-K continue to meet the stated objective of facilitating the complete understanding of comparable financial performance between periods.

Form 8-K dated November 30, 2011

Exhibit 99.1

10.	We note your disclosures here regarding your presentation of non-GAAP financial information. However, the discussion appears to be focused on your presentation of non-GAAP gross margin, non-GAAP net income and non-GAAP diluted earnings per share. Please revise your disclosures in future Forms 8-K to also more clearly discuss the presentation of the non-GAAP free cash flow measure.

The Company advises the Staff that in all applicable future filings, we will more clearly discuss the presentation of the non-GAAP free cash flow measure.

Mr. Kevin L. Vaughn

January 26, 2012

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The Company acknowledges that with respect to our filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/s/ Emeka N. Chukwu
Emeka N. Chukwu
Senior Vice President and
Chief Financial Officer
Semtech Corporation